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                                                                    Exhibit 99.6

QIAGEN and Leica Microsystems announce alliance targeting Laser Microdissection
(LMD) Applications


Venlo, The Netherlands, May 6, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt:
QIA QIAGEN and Leica Microsystems AG announced a Development and Co-Marketing Agreement whereby QIAGEN's products and technologies will be used with Leica's systems for laser microdissection (Leica AS LMD).

Under the terms of the agreement, QIAGEN will develop protocols and consumable products for nucleic acid sample handling and purification optimized for use in combination with laser microdissection and subsequent analyses of microdissected material. Leica will optimize its systems for use with the QIAGEN consumable products and QIAGEN will promote such products to Leica's customers.

Laser microdissection (LMD) is considered a breakthrough technology for collecting homogeneous populations of intact cells from solid tissue sections. LMD allows the collection of specific cell types from a large background of unspecific cells in a tissue sample by using lasers to "cut out" and collect the cells of interest. LMD is rapidly developing into a core sample handling technology in next generation molecular analyses, in functional genomics and molecular oncology diagnostics. LMD also allows direct comparisons of gene amplification and expression with protein appearance in normal and diseased cells of the same tissue specimen. Combinations of these analytic procedures with LMD will advance molecular diagnosis, assessment of prognosis, therapy selection and monitoring therapy response.

"We are excited about this alliance as it combines Leica's strength in microscopy and laser microdissection with QIAGEN's and PreAnalytiX's leadership in standardized solutions for pre-analytical molecular applications," said Dr. Helge Bastian, QIAGEN's Global Vice President, Strategic Marketing. "We believe that this combination will allow a complete solution from sample preparation to laser microdissection to DNA and RNA analysis. This solution offers significant benefits for the molecular pathology, molecular diagnostic laboratories and research institutes faced with the challenging task of advanced molecular analyses of tissue samples. "Molecular analyses from biological samples are mostly performed without prior determination and isolation of specific cell types. Using LMD, the critical information of the exact origin of mRNA species in gene expression studies can be preserved. The combination of standardized sample collection, nucleic acid stabilization, laser microdissection, nucleic acid purification/preparation, nucleic acid amplification and microarray analyses allow concurrent morphological and immunohistological analyses and sophisticated genetic analyses from minute amounts of biological material."

Werner Kampe, Manager Marketing and Sales for the Leica Compound Microscopy stated: "This co-operation is an important step in offering complete solutions with tuned products to the users in particular in the field of molecular analysis through the complementary strong expertise of both partners in specimen preparation, laser microdissection and advanced molecular analysis. It is expected that the leading position of both companies in their domain will be further extended through joint marketing activities such as common workshops, congress presence, application notes and optimized protocols and wet ware articles to isolate and analyze nucleic acids. The first joint workshops are already scheduled and it is expected that they will contribute to the great success of the Laser microdissection System from Leica Microsystems and will offer opportunities to QIAGEN's leading products. We are confident that the co-operation is a key competitive advantage as partners in the entire product offering for the molecular diagnostic laboratory and research institutes.

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading



QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.
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About Leica Microsystems

Leica Microsystems is a leading global designer and producer of innovative high-tech precision optics systems for the analysis of microstructures. It is one of the market leaders in each of its five business areas Microscopy, Imaging Systems, Specimen Preparation, Medical Equipment and Semiconductor Equipment. The company manufactures a broad range of products for numerous applications, which require either microscopic visual presentation, measurement, analysis or electron-beam lithography. The company offers system solutions in the areas of Life Science including biotechnology and medicine, as well as the science of raw materials, industrial quality assurance and the semiconductor industry. The company is represented in over 100 countries with 12 manufacturing facilities in 8 countries, 19 sales and service organizations and an international network of dealers. With its workforce of about 3,900 employees it makes a turnover of more than (euro) 607m. The international management is headquartered in Wetzlar, Germany. Further Information on Leica Microsystems and LMD can be found at: www.leica-microsystems.com/website/lms.nsf.
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Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002